Exhibit 99.2

TechFaith Announces Changes in Board Composition and Auditor

BEIJING, May 9, 2019 /PRNewswire/ — China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced the appointment of Ms. Lichun Yang and Mr. Qin Bin as new independent directors of the board, effective on May 6, 2019, and the concurrent resignation of Mr. Ken Lu and Dr. Jy-Ber Gilbert Lee from the board. The departures of Mr. Lu who has served since 2006 and Dr. Lee since 2016 are not the result of any dispute or disagreement with the Company or its board of directors on any matter relating to the Company’s operations, policies or practices. The Company also announced that its Audit Committee has dismissed Friedman LLP (“Friedman”) as the Company’s independent auditor and engaged Wei, Wei & Co., LLP as its new independent auditor, effective as of today.

The Company’s Audit Committee reached its decision to engage Wei, Wei & Co., LLP as the new independent registered public accounting firm of the Company after thorough evaluation and with the concurrence of the Board of Directors. The auditor’s reports of Friedman on the Company’s consolidated financial statements as of and for either of the past three fiscal years from 2015 did not contain any adverse opinion or a disclaimer of opinion, and none of those reports was qualified or modified as to uncertainty, audit scope, or accounting principles. During the two most recent fiscal years and through the subsequent interim period preceding Friedman’s termination, there have been no disagreements between Friedman and the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that would have caused Friedman to make reference to the subject matter of the disagreement in connection with its report on the Company’s consolidated financial statements.

Wei, Wei & Co., LLP will begin providing services to the Company and will work with Friedman to ensure a seamless transition.

Mr. Deyou Dong, Chairman and CEO of TechFaith, said, “This is an important time for our Company with many different business, operational and strategic challenges facing us. We welcome the new perspectives, expertise and energies of Ms. Lichun Yang and Mr. Qin Bin to our Board and look forward to their contributions in working with the management team. We greatly appreciate the many years of dedicated service and contributions from Mr. Ken Lu and Dr. Lee on our Board. We wish them continued success and all the best to their families.”

Background on New Directors:

Ms. Lichun Yang is the director of finance department of Tuspark Holdings (UK) Ltd. She previously served as a director in the financial department of Tuspark Digital Group Company Ltd., a financial director at Techfaith Interactive Technology (Beijing) Ltd., the auditing supervisor of China South Industries Group Finance Company, and the financial manager of China Sys Technology Company Ltd. Ms. Yang received her bachelor’s degree in technique & economics from Jilin University in 1994 and her master degree in management from Jilin University in 1997. She is a member of ACCA (the Association of Chartered Certified Accountant) and a member of CICPA (the Chinese Institute of Certified Public Accountants).

Mr. Qin Bin has been the Vice President of Beiming Software Co. Ltd. since 2016. He previously served as a solutions manager of HPE-UNISHUASHAN Tech Co. Ltd., a sales manager of Dell China Co. Ltd., a sales director of Founder International Company, and sales executive for Lenovo Group Limited (Lenovo-Digital China). He received bachelor’s degree in Electronic Engineering from Beijing Union University, China.

About Wei, Wei & Co., LLP

Wei, Wei & Co., LLP is a mid-sized firm and one of the largest Chinese owned firms in the United States, headquartered in New York City with locations in Los Angeles, Beijing and Sydney. Wei, Wei & Co., LLP has been serving the accounting, tax and business consulting needs of public and private companies since 1969. Wei, Wei & Co., LLP has affiliated firms in the United States and Chinaand, as an independent member firm of BDO Alliance USA, has the footprint and resources of large international firms. Additional information on Wei, Wei & Co., LLP is available at http://www.weiweico.com.

About TechFaith

TechFaith (NASDAQ: CNTF) is a developer, owner and operator of commercial real estate properties across China as well as a China-based mobile solutions provider for the global mobile handsets market. TechFaith continues to maintain a team of professional engineers focused on the development of ruggedized smart devices for both its consumer and enterprise segments, although it started investing in the construction of buildings and facilities in 2009 as part of its growth and business diversification strategy, gradually shifting away from its traditional focus on the mobile solutions and handset markets. The Company currently focuses on developing office space that can serve as anchor bases in areas with developing economies, as it meets the needs of both established businesses and innovative start-up companies in China. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms20-F and 6-K, among others, and in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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